Exhibit (a)(1)(J)

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

Bogota, Colombia – April 22, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced the final results of its tender offer to purchase its common shares, or the shares, at (i) prices specified by the tendering shareholders of not greater than U.S.$10.00 nor less than U.S.$9.00 per common share or (ii) at the purchase price determined in accordance with the tender offer. The tender offer expired at 5:00 p.m., New York City time, on April 17, 2024.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer (the “Depositary”), a total of 4,369,181 common shares of GeoPark were properly tendered and not properly withdrawn at the final cash purchase price of U.S.$10.00 per share.

Accordingly, GeoPark acquired 4,369,181 shares at a purchase price of U.S.$10.00 per share, for a total cost of approximately U.S.$43.7 million, excluding fees and other expenses related to the tender offer. These shares represent 7.87% of the issued and outstanding common shares of GeoPark as of April 19, 2024. The Depositary will promptly pay for the shares accepted for purchase.

After giving effect to the purchase of the common shares, GeoPark will have 51,117,757 outstanding common shares.

GeoPark funded the share purchases in the tender offer from its cash and investments.

GeoPark’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated March 20, 2024 and as amended on April 11, 2024 and April 18, 2024.

The Dealer Manager for the Offer was BTG Pactual US Capital, LLC. The Information Agent for the tender offer was Georgeson LLC. The Depositary was Computershare Trust Company, N.A. Holders of shares who have questions or would like additional information about the Offer should contact the Information Agent toll free at (866) 356-2715.

NOTICE

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL GEOPARK LIMITED’S COMMON SHARES. THE TENDER OFFER WAS MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT GEOPARK DISTRIBUTED TO ITS SHAREHOLDERS AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT GEOPARK FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the expected timing of the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the ethanol, sugar and logistics industries; and changes in facts and circumstances and other uncertainties concerning the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.